

August 6, 2013

Via E-mail
James R. Emmons
Chief Executive Officer
Numbeer, Inc.
7660 Pebble Drive
Fort Worth, TX 76118

> **Re:** **Numbeer, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed July 23, 2013**
> **File No. 000-54357**

Dear Mr. Emmons:

        We have reviewed your responses to the comments in our letter dated June 19, 2013 and have the following additional comments.

Description of Business, page 3

1. We note your response to our prior comment 5 and reissue in part. Please revise this section, and this report throughout, to eliminate language such as "[n]owhere is this more relevant," and "rigorous daily requirements," on page 5, and "strong quality control program" on page 6.

Business Strategy, page 4

2. We note your response to our prior comment 15 and reissue in part. Please revise to either substantiate or state as a belief of management your discussion of the industry and global trends in the bullet points on page 4, in both the "Business Strategy" and "Needs of the Essential Services Market" sections.

Products, page 5

3. Please reconcile the statement here that Good Earth currently produces one model of the Firefly with a few potential modifications, with the statement on page 4 that the "basic design of the Firefly ESV® can be modified, at additional cost, to meet the requirements of fleet operators for special applications." In other words, please disclose the extent to which the Firefly is customizable.

4. Please explain what is meant by "[t]otal maintenance free program for the battery packs" in the last bullet point on page 5.

Marketing Strategy, page 6

5. We note your response to our prior comment 21. Please provide greater detail regarding your phases and the timelines for implementation. To the extent you envision the requirement of additional financing, please discuss plans for doing so.

6. Please clarify the meaning of "fast 'pay-back,'" as it is used on page 6.

Manufacturing/Logistics, page 6

7. Please revise your report to define the term "purchased part" when it is first used.

8. Please revise this section to discuss your outsourcing arrangements in greater detail. For example, please address whether you pay separately for the procurement of raw materials, or whether they are included in the overall price of your subcontracting agreements.

Risk Factors, page 8

Risks Related to the Securities Markets and Investments in Our Common Stock, page 10

Our Chief Technology Officer also serves as President and Chief Executive Officer, page 12

9. Please revise here, and in the "Directors and Executive Officers" section on page 20, to disclose the percentage of his time that Mr. Horne will devote to your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

10. We note your response to our prior comment 38. Please revise to provide an estimated timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects.

Certain Relationships, Related Party Transactions, and Director Independence, page 23

11. We note your response to our prior comment 1. Please clearly identify the parties involved in the first 6 transactions listed on page 24.

Description of Capital Stock, page 25

Description of Convertible Notes, page 25

12. We note your response to our prior comment 52 and reissue in part. We note the disclosure that "certain of the notes have warrants attached which allow the holders to

purchase 1,428,871 shares of the company's common stock . . . ." Please disclose the holders of these warrants, and confirm that they have not yet been exercised.

Item 4.01 Changes in Registrant's Certifying Accountant, page 29

13. Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Include an updated letter from your former auditor addressing your revised disclosure

14. Disclose whether, during your two most recent fiscal years and any subsequent interim period through the date your new auditor was engaged, you had any consultations with Weaver and Tidwell regarding either: the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on your financial statements, and any matter that was either the subject of a disagreement or a reportable event. Refer to Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via facsimile
        Margaret E. Holland
        Holland, Johns, & Penny, L.L.P.